FOIA Confidential Treatment Request - File No: 000-52765

Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, NY 10954

March 20, 2008
BY EDGAR

U.S. Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
     Collin Webster, Staff Attorney

Re:  Vemics, Inc.:                                           Registration Statement on Form 10-SB
File No: 000-52765

Dear Mr. Spirgel:

We have enclosed for filing an amendment to the Registration Statement on Form 10-SB/A (the “Registration Statement”) for Vemics, Inc. (the “Company”).

In addition, we have set forth below the Company’s responses to the Staff’s comments raised in your letter dated February 27, 2007 regarding our Registration Statement on Form 10-SB filed on February 1, 2008.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.  For your convenience, we are also providing you with five paper copies of the Registration Statement marked to show the changes made from the Registration Statement that we previously filed on February 1, 2008.

Part 1

1.     We note your statement on page seven, wherein you state that you have an "executed contract" with Sochi University of Tourism.  However, in your disclosure of material agreements on page 11, and in your index of exhibits, it appears you have only entered into Memorandums of Intention with Sochi.   If you have actually entered into an actual contract with Sochi, please provide a copy of the contract as an exhibit.  If not, please revise this disclosure accordingly, indicating you have not entered into an actual contract, but a memorandum of intent that may evolve into a contract at a later time.

We have revised the disclosure on page 7 to clarify that, to date, we have entered only into a Memorandum of Intent with Sochi.

RESPONSES TO COMMENTS 17 AND 22 HAVE BEEN REDACTED AND SUBMITTED SEPARATELY TO THE SEC PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH 17 C.F.R. § 200.83(c)(2).

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Healthcare Solutions

2.   Please revise your disclosure to indicate what percentage of the 70,000 iMedicor registrations you reference were fee-based, as opposed to using your free service.

We have revised the disclosure on page 8 in response to this comment.

3.    We note your disclosure on page ten regarding the relationships/arrangements you have with four medical societies.  Please disclose whether these are formal arrangements, and whether these arrangements are in writing.  If these arrangements are in writing, please provide a copy of the arrangements as exhibits to your registration statement, if material.

We have revised the disclosure on page 10 to clarify that we have formal arrangements with four medical societies (i.e., Association of Black Cardiologists, American Society of Hypertension, Pulmonary Hypertension Association and Hypertrophic Cardiomyopic Association) and have attached the four agreements as exhibits.

4.   Please provide your disclosure to address the “other benefits” that will result from the several arrangements referenced in comment seven, above.

We have revised the disclosure on page 10 by setting forth examples of the other benefits that we believe are available as a result of these relationships.

5.   We note your disclosure on page ten, stating that your agreement with EP Global was renewed through October 2010.  Please provide a copy of this new agreement as an exhibit to your registration statement.

We have revised the disclosure on page 10 in response to this comment and have filed the renewal agreement as an exhibit.

Summary of Material Agreements and Alliances

6.   Please file copies of your agreements with the Society, the Association and eRx as exhibits to your registration statement.

We have filed the referenced agreements as exhibits.

Risk Factors

7.   We note your disclosure on page 22, regarding the potential impact of government regulation on the delivery of continuing medical education through the use of your iMedicor product.  Please provide a risk factor disclosing this risk.

We have included a risk factor on page 18 in response to this comment.

RESPONSES TO COMMENTS 17 AND 22 HAVE BEEN REDACTED AND SUBMITTED SEPARATELY TO THE SEC PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH 17 C.F.R. § 200.83(c)(2).

Confidential Treatment Requested by Shulman, Rogers, et al

8.    We note your disclosure on page 22, regarding the potential risks resulting from the uncertain political environment of Russia and China.  Please provide a risk factor disclosing this risk.

We have included a risk factor on page 19 in response to this comment.

Liquidity and Capital Resources

9.    Please revise your disclosure to identify the member of the board of directors who is guaranteeing your $600,000 line of credit, referenced on page 26.

We have revised the disclosure on page 26 to reflect that Chan Coddington has guaranteed the $600,000 line of credit.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

10.   We note your prior response to comment number 40.  Further revise by including a note here indicating that Mr. Marciniak is no longer an officer of the company

We have revised the disclosure on page 29 in response to this comment.

Executive Compensation

11.   We note your response to prior comment number 46. In the footnotes to your Director Compensation Table, you state that Mssrs. Coddington, Sheman and Groh all received 25,000 shares of common stock on June 6, 2007, for director compensation.  However, on page 37, you state that Mr. Coddington received 80,000 shares on June 6, 2007, for director services from 2002-2007. Please revise your disclosure to clarify that Mr. Coddington actually received 80,000 shares on June 6, 2007, and specify how many of those shares were for director compensation in 2007.  Please make similar revisions regarding Mr. Sheman, who it appears was granted 50,000 shares on June 6, 2007.  Note that page 37 does not indicate Mr. Sheman was granted any shares on June 6, 2007, for his 2007 director services.  Please make the appropriate changes.

We have revised the Director Compensation Table on page 33 in response to this comment.

12.    Please revise your registration statement to disclose whether you have entered into employment contracts with Craig Stout and Thomas Owens. We note your statement that you intended to enter into contracts with these individuals by August 31, 2007.

We have revised the disclosure on page 31 and note (2) to the table on page 32 to reflect that Mr. Stout entered into an employment contract with the Company effective April 1, 2008.  Mr. Owens will remain as a consultant to the company for the near future and thus we removed reference to an employment contract with him.

Part II
Item 2. Legal Proceedings, page 36

13.     We note your response to prior comment number 54.  Please state whether each of the disclosed legal proceedings could have a material adverse effect on your operations, and if so, describe how.

We have revised the disclosure on page 36 to clarify that neither proceeding could have a material effect on our operations and, further, we updated the status of the proceeding as of March 1, 2008.

Item 4.  Recent Sale of Unregistered Securities, page 37

14.      We note your response to prior comment number 56.  Under your revised section ‘A,’ you provide narrative text disclosing various issuances of stock to Mr. Chandler Coddington, between January 18, 2006 and June 6, 2007.  However, in the table you provide, you include an additional issuance on June 12, 2007.  Please revise this section so that these dates correspond.

We have revised the date in the narrative text on page 37 in response to this comment.

15.    ..Please disclose the identity of each member of your board of directors (past and present), to whom you issued shares on June 6, 2007.  In this disclosure, include how many shares each party received.

We have revised the disclosure on page 38 by adding a table containing the information requested in this comment.

RESPONSES TO COMMENTS 17 AND 22 HAVE BEEN REDACTED AND SUBMITTED SEPARATELY TO THE SEC PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH 17 C.F.R. § 200.83(c)(2).

Confidential Treatment Requested by Shulman, Rogers, et al

Financial Statement
General.

16.    Please update your filing to include unaudited financial statements for the six months period ended December 31, 2007.  See Rule 3l0(g) of Regulation S-K Please also update your management’s discussion and analysis and revise entire filing as necessary.

We have updated the registration statement to include our unaudited financial statements for the six-month period ended December 31, 2007, and have revised the MD&A and other disclosures, where appropriate, in response to this comment.

Notes to the Consolidated Financial Statements
2.  Summary of Significant Accounting Policies.

17.      It is unclear as to why you believe that you don’t need to perform your impairment testing because one of the two acquisitions has been and continues to be in development stage of an internet concept that could generate significant value for the company. Paragraph 26 of SFAS 142 requires that goodwill be tested for impairment at least on annual basis following the guidance in paragraphs 19-22 of SFAS 142. Please provide us in detail the information to support that there has not been any impairment of the value of the goodwill as at June 30, 2007 and December 31, 2007, including what your reporting units are and how you determined the fair value of those reporting units.

The Company has elected to evaluate intangibles, including goodwill during its first quarter of the fiscal year.  Therefore, the Company should have performed an evaluation for the quarter ended September 30, 2007.  We have since performed such evaluation and are of the opinion that there has been no impairment at these stated times.

On October 10, 2007, we launched the iMedicor medical website, which incorporated technologies being developed by the personnel of the acquired companies.  The website has attracted members from the medical and allied professions.  As of January 1, 2008, there were more than 70,000 registered users.  We anticipate that we will generate advertising revenue and medical education fees from the iMedicor website beginning early 2009.  Based on projected growth in membership of ________ and advertising revenue we have performed detail discounted cash flows models for the three-calendar years ended December 31, 2010. Our models indicate gross revenues for the period of $________ and a cumulative gross profit of $______, which resulted in discounted cash flows of $_________.  Accordingly, the fair value of the acquired units is in excess of the carrying value of goodwill of $___________.  Therefore, in accordance with paragraph 19 of FASB 124, the second step in the impairment evaluation need not be performed.

Note 15 – Acquisitions, F-18

18.      We did not find in this note your revised disclosures with respect to our prior comment, 64.  Specifically, disclose the period for which the results of operations of the acquired entities are included in your income statement.

We have revised the disclosure in Note 15 in response to this comment.

19.      Refer to your acquisition of NuScribe Inc.  You disclosed in the second paragraph of page F-18 that the primary reason for the acquisition of NuScribe was the concept of iMedicor.  Based on the disclosures in Note 7 to the historical financial statements of NuScribe it appears that at the time of the acquisition no technological feasibility had been established.  Therefore, tell us the consideration given to paragraphs 4 & 5 of FIN 4 in the allocation of the purchase price.

The books and records of NuScribe when acquired had no material identifiable tangible or intangible assets except for the iMedicor website, which was under construction as of the acquisition date.  Management was not able to allocate any value to any intangible asset, however.  As noted in our response to your previous comment 65, an independent appraisal company was retained and concluded that, at the time of acquisition, there was no identifiable value to the intangible assets.  Accordingly, all of the value of NuScribe was applied to goodwill.

20.     Please refer to your response to comment no. 67.  Since the acquisitions of NuScribe and e-Learning Desktop were consummated during the most recent fiscal year you are only required to include pro forma income statement for the latest fiscal year.  In your case it appears to us that you need to include pro forma income statement for the year ended June 30, 2007.  A pro forma balance sheet is not required since the acquisitions are already reflected in a historical balance sheet.  Please revise to delete the pro forma balance sheet on page F-19 and to include pro forma statement of income reflecting the combined operations of the entities for the year ended June 30, 2007.  You can include the required pro forma statement of income outside of the financial statements.  However, you still need to provide the disclosures required by paragraphs 55 of SFAS 141 in Note 15.

We have amended Footnote 15 to address the issues raised in this comment.

21.      We note from your disclosures on page F-17 that you valued the stock issued in the acquisition of NuScribe at $.90 per share based on the market price in late August 2006.  You state that your stock had a high of $.95 and a low of $.85 for the previous 10 days.  We were unable to find support for these trading prices.  Please provide us any documentation supporting these trading prices.

According to MarketWatch (www.marketwatch.com), Vemics (VMCI) share closing price for the dates between August 10, 2006 and August 25, 2006 ranged between $1.00 and $0.85.  We have revised the disclosure on page F-17 to reflect these prices.  For your convenience, please follow these links:

http://bigcharts.marketwatch.com/historical/default.asp?detect=1&symbol=vmci&close_date=8%2F10%2F2006&x=0&y=0

http://bigcharts.marketwatch.com/historical/default.asp?detect=1&symbol=vmci&close_date=8%2F25%2F2006&x=0&y=0

RESPONSES TO COMMENTS 17 AND 22 HAVE BEEN REDACTED AND SUBMITTED SEPARATELY TO THE SEC PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH 17 C.F.R. § 200.83(c)(2).

Confidential Treatment Requested by Shulman, Rogers, et al

Note 18 – Legal Settlement, pages F-2 & F-18.

22.      Please tell us more details about the nature of the legal settlement and why you believe it meets the criteria for gain recognition. Further if the litigation settlement meets the criteria for gain recognition, it does not appear it should be presented as an “Extraordinary item” on the face of the consolidated statements of operations.  Addressing the relevant accounting literature tell us why you believe the “gain” resulted from the litigation should be reflected as an extraordinary item.

The legal settlement of $______ arose out of an action entitled Vemics, Inc. v. _____________, commenced August 9, 2006. In this action, Vemics sought monetary damages, declaratory relief, specific performance and an accounting, because of ________’s failure to release to Vemics the proprietary source code ("Source Code") for computer software used to operate the Internet-based conferencing and collaboration services.  ____________ was entrusted to serve as an escrow agent for the Source Code pursuant to an escrow agreement among __________, Vemics and Vemics' licensor of the software, ____.   Our review of APB #30 (paragraph 20) defines “Extraordinary Items” as “a transaction or an event that meets both of the following criteria: (i) it must be unusual in nature and (ii) it must be an infrequent occurrence.  We believe that the facts surrounding the cause of action and legal settlement meets both criteria.

23.      Tell us if the legal settlement receivable of $650,000 was subsequently collected or not.

We collected the legal settlement receivable in two installments, one in August 2007 and the balance in October 2007.

*    *    *    *

If you have questions regarding this matter or if you need additional information, please do not hesitate to contact Fred Zolla at (845) 371-7380 or Scott Museles, of Shulman Rogers Gandal Pordy & Ecker, P.A., 11921 Rockville Pike, Suite #300, Rockville, Maryland 20852, counsel to the Company, at (301) 230-5246.  Thank you in advance for your time and attention.

Sincerely,

/s/ Fred Zolla
Fred Zolla
Chief Executive Officer

RESPONSES TO COMMENTS 17 AND 22 HAVE BEEN REDACTED AND SUBMITTED SEPARATELY TO THE SEC PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST IN ACCORDANCE WITH 17 C.F.R. § 200.83(c)(2).